File No. 333-230484

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Amendment No.2 to Form F-1 Filed May 30, 2019

Dear Madam/Sir:

We note the receipt by BiondVax Pharmaceuticals Ltd. (the “Company”), an Israeli company, of the comment letter (the “Comment Letter”) dated May 30, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No.2 to Form F-1. On behalf of the Company, we hereby provide the response set forth below to the comments in the Comment Letter.

We also hereby submit for filing an amended Registration Statement on Form F-1/A (the “Form F-1/A”), relating to the prospective rights offering by the Company.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.

Exhibits

1.	Please file the instrument that defines the rights of the subscription rights being registered, an opinion of counsel as to the legality of the securities being registered and consent as exhibits. See Item 601(b)(4), Item 601(b)(5), and Item 601(b)(23) of Regulation S-K.

We have filed as exhibits 10.13 and 10.14 the instruments that defines the rights of the subscription rights being registered.

Exhibit 10.13 is the Subscription Rights Certificate. It defines the rights of the subscription rights being registered in respect of the holders of ordinary shares of the Company that are not represented by American Depositary Shares (“ADSs”). The Company will grant to all holders of ordinary shares (that are not represented by ADSs) as of the record date the right to purchase new ordinary shares at a purchase price of $0.14225 per new ordinary share.

Exhibit 10.14 is the form of the ADS Rights Agent Agreement between the Company and The Bank of New York Mellon. The ADS Rights Agreement will be executed by the parties prior to the record date of the rights offering. The ADS Rights Agent Agreement defines the rights of the subscription rights being registered in respect of the holders of ADSs. Each ADS represents 40 ordinary shares of the Company. The Company will grant to existing holders of ADSs issued under the deposit agreement dated as of May 30, 2014, as amended as of May 11, 2015 among the Company, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of ADSs issued thereunder, that are registered on the books of the depositary as of the record date, the right to purchase new ADSs at a purchase price of $5.69 per new ADS.

We have filed as exhibits 5.1 and 23.2 an opinion of counsel as to the legality of the securities being registered and consent.

Sincerely,

Pearl Cohen Zedek Latzer Baratz

June 5, 2019